Drink Monday Inc.



ANNUAL REPORT

6691 Corte Maria

Carlsbad, CA 92009

(619) 246-0878

https://drinkmonday.co/

This Annual Report is dated April 16, 2024.

BUSINESS

Company Overview

Drink Monday, Inc. ("Monday" or the "Company") is a pioneer brand in the burgeoning non-alcoholic beverage category serving premium spirits to consumers demanding cocktails without compromise.

Our drinks portfolio targets spirit categories that allow Monday to stand out with bold, complex flavor profiles that look, feel, and most importantly taste like familiar top-shelf spirits that mix 1:1 in classic cocktails.

Business Model

Our initial digital-first, e-commerce (DTC/AMZN/select partners) approach put us in a strong early position to reach broad audiences quickly.

Recently, we've expanded into a multi-channel approach (B2B) where we plan to expand into retail/brick-and-mortar.

Previous Offerings

Name: Series Seed Preferred Stock

Type of security sold: Equity

Final amount sold: $425,676.00

Number of Securities Sold: 255,845

Use of proceeds: Brick and Mortar Expansion, Digital Growth Marketing, and Research and Development.

Date: June 28, 2022
Offering exemption relied upon: Regulation CF

Type of security sold: SAFE

Final amount sold: $2,091,423.00

Use of proceeds: Fund marketing spend, operations, and inventory

Date: August 20, 2021
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022, compared to year ended December 31, 2021

Revenue

Revenue in 2022 was $3,724,908, +7% vs 2021. We achieved this revenue while optimizing our ad spend, which was 15% less year over year.

Cost of Revenue

Cost of sales in 2022 grew proportionately, increasing 5% to $2,243,991 from costs of $2,129,443 in fiscal year 2021.

Gross Margins

Our 2022 gross profit increased by $137,034 over the 2021 gross profit. Gross margins as a percentage of revenues increased from 38.7% in 2021 to 39.8% in 2022.

Expenses

The Company's expenses consist of, among other things, personnel costs, advertising and marketing expenses, selling commissions, merchant processing fees, professional services, product research and development expenses, and general administrative expenses. Expenses in 2022 were relatively flat, decreasing slightly by $6,403 from 2021. While the company was able to realize some savings in legal and professional fees, this was offset by higher payroll and software costs. Sales and marketing expenses were flat.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue-generating. We are of the opinion that the historical cash flows of the Company are generally indicative of the revenue and cash flows expected in the near term but expect the company's focus on growing retail via distribution partnerships should create a path to profitability in the next 12-24 months.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $537,120.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: DECATHLON ALPHA IV, L.P.

Amount Owed: $814,173.00

Interest Rate: 1.0%

Maturity Date: July 07, 2027

$800k advance on future revenue, collection is 3.5% of revenue, additional $450k available for a draw with conditions. Interest rate accrues at variable rates from 0.35x - 1x times the aggregated total amount of advances and depends on how quickly revenue generation is scaled.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Garrett Potter Garrett Potter's current primary role is with goPure Brands. Garrett Potter currently services 2 hours per week in their role with the Issuer. Positions and offices currently held with the issuer: Position: Board Member Dates of Service: December, 2022 - Present Responsibilities: Manages the overall business and affairs of the company

Other business experience in the past three years: Employer: Vessel Brand Inc. Title: CFO / COO Dates of Service: May, 2019 - December, 2022 Responsibilities: Garrett managed the finances, operations, and typical related duties of the company.

Other business experience in the past three years: Employer: goPure Brands Title: CFO/COO Dates of Service: March, 2023 - Present Responsibilities: Garrett is a full-time CFO at goPure Brands responsible for principal accounting duties as well as typical CFO and COO related duties.

Other business experience in the past three years: Employer: Drink Monday Title: CFO/COO Dates of Service: March, 2021 - February, 2023 Responsibilities: Typical CFO and COO responsibilities including finance, operations, and related duties

Name: Christopher L Boyd Christopher L Boyd's current primary role is with the Issuer. Positions and offices currently held with the issuer: Position: Chairman of the Board and Chief Executive Officer

Dates of Service: February, 2023 - Present Responsibilities: Founder, Chairman of the Board, former CEO and now once again, current CEO

Name: Taylor Hartley Foxman-Weiner Taylor Hartley Foxman-Weiner's current primary role is with The Industry Collective. Taylor Hartley Foxman-Weiner currently services 2 hours per week in their role with the Issuer. Positions and offices currently held with the issuer: Position: Board Member Dates of Service: August, 2022 - Present Responsibilities: Board Member and Advisor.

Other business experience in the past three years: Employer: The Industry Collective Title: Chief Executive Officer Dates of Service: April, 2020 - Present Responsibilities: Beverage Advising.

Name: Tonya Wearner Tonya Wearner's current primary role is with Califia Farms. Tonya Wearner currently services 2 hours per week in their role with the Issuer. Positions and offices currently held with the issuer: Position: Board Member Dates of Service: August, 2019 - Present Responsibilities: Board Member and Advisor.

Other business experience in the past three years: Employer: Califia Farms Title: Senior Vice President Dates of Service: January, 2021 - Present Responsibilities: SVP of International Sales, Marketing and Supply Chain

Other business experience in the past three years: Employer: Quest Nutrition Title: Senior Vice President Dates of Service: January, 2018 - January, 2021 Responsibilities: SVP of Ecommerce

Name: Michael Francis Marckx Michael Francis Marckx's current primary role is with MONUMENTS OF CYCLING. Michael Francis Marckx currently services 2 hours per week in their role with the Issuer. Positions and offices currently held with the issuer: Position: Board Member Dates of Service: January, 2023 - Present Responsibilities: Board member focused on disruptive marketing advisement.

Other business experience in the past three years: Employer: MONUMENTS OF CYCLING Title: Chief Executive Officer and Founder Dates of Service: January, 2016 - Present Responsibilities: Typical CEO responsibilities and duties.

Other business experience in the past three years: Employer: CREATIVE DISRUPTION Title: Chief Disruption Officer Dates of Service: January, 2015 - Present Responsibilities: Owner and operator-related duties typically found with virtual marketing agencies.

Name: Ricardo Camargo Ricardo Camargo's current primary role is with Vapor Studio. Ricardo Camargo currently services 2 hours per week in their role with the Issuer. Positions and offices currently held with the issuer: Position: Board Member Dates of Service: January, 2023 - Present Responsibilities: Board member focused on beverage and brand advisement.

Other business experience in the past three years: Employer: Vapor Studio Title: Founder + CEO Dates of Service: March, 2003 - Present Responsibilities: CEO

Name: Marcelo Mascarenhas Kertesz Marcelo Mascarenhas Kertesz's current primary role is with Manscaped. Marcelo Mascarenhas Kertesz currently services 2 hours per week in their role with the Issuer. Positions and offices currently held with the issuer: Position: Co-founder, Board Member Dates of Service: July, 2019 - Present Responsibilities: Marcelo has created the initial branding and, as a board member, he provides guidance on our branding and marketing initiatives.

Other business experience in the past three years: Employer: Manscaped Title: Chief Marketing Officer Dates of Service: April, 2020 - Present Responsibilities: Responsible for Marketing strategy and initiatives, as well as creative, product design and packaging.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Ben Acott

Amount and nature of Beneficial ownership: 2,839,583

Percent of class: 20.47

Title of class: Common Stock

Stockholder Name: Christopher L Boyd

Amount and nature of Beneficial ownership: 2,050,000

Percent of class: 14.78

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, Series Seed Preferred Stock, Series Seed Shadow Preferred Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 903,613 of Series Seed Preferred Stock.

Common Stock

The amount of security authorized is 15,136,030 with a total of 11,068,450 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 2,366,089 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 202,361 shares to be issued pursuant to stock options, reserved but unissued.

Series Seed Preferred Stock

The amount of security authorized is 2,800,133 with a total of 1,535,963 outstanding.

Voting Rights

Voting is equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held are convertible. Please see below for further details on material rights.

Material Rights

For further information on the material rights associated with this class of securities, please see the Amended & Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Liquidation, Dissolution, Winding Up; Certain Mergers, Consolidations, and Asset Sales. In the event of certain liquidation, dissolution, or winding up of the Company, the holders of Preferred Stock then outstanding must be paid out before payment to the holders of Common Stock.

Conversion. The holders of Preferred Stock have certain conversion rights as well as mandatory conversion obligations.

Dividends. Dividends shall be declared pro rata on the Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such shareholder.

Preemptive Rights. No stockholder of the Company has a right to purchase shares of capital stock sold or issued by the Company except to the extent that such a right may from time to time be set forth in a written agreement with the stockholder.

Series Seed Shadow Preferred Stock

The amount of security authorized is 1,267,447 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed Shadow Preferred Stock.

Material Rights

Note that these SAFE notes were not considered to have been converted into 1,267,447 shares of Series Seed Shadow Preferred Stock at the time this Regulation Crowdfunding Offering was opened and were erroneously included in the pre-money valuation calculation's fully diluted amount outstanding.

For further information on the material rights associated with this class of securities, please see the Amended & Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Liquidation, Dissolution, Winding Up; Certain Mergers, Consolidations, and Asset Sales. In the event of certain liquidation, dissolution, or winding up of the Company, the holders of Preferred Stock then outstanding must be paid out before payment to the holders of Common Stock.

Conversion. The holders of Preferred Stock have certain conversion rights as well as mandatory conversion obligations.

Dividends. Dividends shall be declared pro rata on the Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such shareholder.

Preemptive Rights. No stockholder of the Company has a right to purchase shares of capital stock sold or issued by the Company except to the extent that such a right may from time to time be set forth in a written agreement with the stockholder.

SAFE

The security will convert into Cf shadow series stock and the terms of the SAFE are outlined below:

Amount outstanding: $916,423.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $7,000,000.00

Conversion Trigger: See Other Material Terms below.

Material Rights

Note that these SAFE notes were not considered to have been converted into 1,267,447 shares of Series Seed Shadow Preferred Stock at the time this Regulation Crowdfunding Offering was opened and were mistakenly included in the pre-money valuation calculation's fully diluted amount outstanding.

Conversion at Company's Discretion.

If an Equity Financing occurs before a liquidation, dissolution, or the SAFE note terminates, the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing.

Equity Financing. On the completion of the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

Liquidity Event. (i) If there is a Liquidity Event before the termination of the SAFE before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b) (i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

Dissolution Event. If there is a Dissolution Event before the SAFE terminates, subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as-converted basis based on a valuation of Common Stock as determined by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

Termination. The SAFE will terminate upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk   An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series Seed Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.   Our business projections are only projections   There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.   Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.   The transferability of the Securities you are buying is limited   Any Series Seed Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.   Your investment could be illiquid for a long time   You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beverage or other consumer products based industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.   If the Company cannot raise sufficient funds it will not succeed   The Company is offering Series Seed Preferred Stock in the amount of up to $1.5M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."   We may not have enough capital as needed and may be required to raise more capital.   We anticipate needing access to credit in order to support our working capital requirements as we grow. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.   Terms of subsequent financings may adversely impact your investment   We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.   Management Discretion as to Use of Proceeds   Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.   Projections: Forward Looking Information   Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.   The amount raised in this offering may include investments from company insiders or immediate family members, Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.   Minority Holder; Securities with Voting Rights   The Series Seed Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.   You are trusting that management will make the best decision for the company   You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.   Insufficient Funds   The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.   This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.   Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.   We face significant market competition   We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.   We are an early stage company and have not yet generated any profits   Drink Monday Inc. was formed on 06/06/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Drink Monday Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.   Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective   Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.   The cost of enforcing our trademarks and copyrights could prevent us from enforcing them   Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.   The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business   To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.   Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time   Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.   We rely on third parties to provide services essential to the success of our business   We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.   The Company is vulnerable to hackers and cyber-attacks   As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Drink Monday or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Drink Monday could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 16, 2024.

Drink Monday Inc.

By   /s/ *Christopher L. Boyd*

    Name: Drink Monday Inc

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Drink Monday Inc.

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 Chase Business Checking (2658)	272,021.57
1020 Brex Cash Account	166,180.19
1080 Bill.com Money In Clearing	0.00
1090 Bill.com Money Out Clearing	0.00
Total Bank Accounts	**$438,201.76**
Accounts Receivable	
1200 Accounts Receivable (A/R)	4,129.02
Total Accounts Receivable	**$4,129.02**
Other Current Assets	
1300 Inventory	943,312.56
1320 Inventory Deposits	0.00
1330 Inventory in Transit	0.00
1400 Prepaid Expenses	0.00
1410 Undeposited Funds	0.00
1420 Other Assets	863.30
1430 Shopify Balance	39,042.83
1440 Amazon Balance	60,937.13
1460 Park Street Balance	0.00
1480 Unamortized Loan Fee	16,480.45
Total Other Current Assets	**$1,060,636.27**
Total Current Assets	**$1,502,967.05**
TOTAL ASSETS	**$1,502,967.05**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable (A/P)	116,639.86
Total Accounts Payable	**$116,639.86**
Credit Cards	
2200 Credit Cards	
2220 Chase VISA	0.00
2230 Brex Credit Card	1,810.48
Total 2200 Credit Cards	**1,810.48**
Total Credit Cards	**$1,810.48**
Other Current Liabilities	
2250 Accrued Expenses	37,840.48
Deferred Revenue	12,514.00

Drink Monday Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Total Other Current Liabilities	**$50,354.48**
Total Current Liabilities	**$168,804.82**
Long-Term Liabilities	
2700 Debt - Long Term	
2710 Long Term Debt	814,173.09
Total 2700 Debt - Long Term	**814,173.09**
Total Long-Term Liabilities	**$814,173.09**
Total Liabilities	**$982,977.91**
Equity	
3010 Common Stock (par value)	80.00
3020 Paid in Capital	41,411.00
3030 SAFE Investments	0.00
3040 APIC - Stock Options	9,801.10
3050 Preferred Stock	2,527,741.26
3090 Retained Earnings	-1,130,285.17
Net Income	-928,759.05
Total Equity	**$519,989.14**
TOTAL LIABILITIES AND EQUITY	**$1,502,967.05**

Drink Monday Inc.

Balance Sheet
As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 Chase Business Checking (2658)	216,914.89
1020 Brex Cash Account	320,205.41
1080 Bill.com Money In Clearing	0.00
1090 Bill.com Money Out Clearing	0.00
Total Bank Accounts	**$537,120.30**
Accounts Receivable	
1200 Accounts Receivable (A/R)	11,406.63
Total Accounts Receivable	**$11,406.63**
Other Current Assets	
1300 Inventory	369,394.51
1320 Inventory Deposits	0.00
1330 Inventory in Transit	0.00
1400 Prepaid Expenses	2,612.47
1410 Undeposited Funds	0.00
1420 Other Assets	0.00
1430 Shopify Balance	6,743.44
1440 Amazon Balance	37,184.56
1450 Faire Balance	3,176.70
1460 Park Street Balance	30,342.48
1465 Walmart Balance	0.00
1480 Unamortized Loan Fee	12,718.75
1490 Research and Development	30,940.00
Total Other Current Assets	**$493,112.91**
Total Current Assets	**$1,041,639.84**
TOTAL ASSETS	**$1,041,639.84**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable (A/P)	120,779.55
Total Accounts Payable	**$120,779.55**
Credit Cards	
2200 Credit Cards	
2220 Chase VISA	0.00
2230 Brex Credit Card	0.00
Total 2200 Credit Cards	**0.00**

Drink Monday Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
Total Credit Cards	**$0.00**
Other Current Liabilities	
2250 Accrued Expenses	0.00
Deferred Revenue	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$120,779.55**
Long-Term Liabilities	
2700 Debt - Long Term	
2710 Long Term Debt	834,797.76
Total 2700 Debt - Long Term	**834,797.76**
Total Long-Term Liabilities	**$834,797.76**
Total Liabilities	**$955,577.31**
Equity	
3000 Crowdfunding	338,789.29
3010 Common Stock (par value)	80.00
3020 Paid in Capital	41,411.00
3030 SAFE Investments	0.00
3040 APIC - Stock Options	9,801.10
3050 Preferred Stock	2,527,741.26
3090 Retained Earnings	-2,059,044.22
Net Income	-772,715.90
Total Equity	**$86,062.53**
TOTAL LIABILITIES AND EQUITY	**$1,041,639.84**

Drink Monday Inc.

Profit and Loss
January - December 2022

	TOTAL
Income	
4100 Sales - Shopify	2,080,315.58
4200 Sales - Amazon	1,170,975.84
4300 Sales - Wholesale	473,616.32
Total Income	**$3,724,907.74**
Cost of Goods Sold	
5100 Product Costs	
5110 Product Purchases	1,031,899.54
5120 Inventory Depletion	112,952.31
Total 5100 Product Costs	**1,144,851.85**
5200 Kitting & Fulfillment	986,977.76
5300 Freight Costs	65,415.53
5400 Storage Costs	46,746.03
Total Cost of Goods Sold	**$2,243,991.17**
GROSS PROFIT	**$1,480,916.57**
Expenses	
6100 Selling Expenses	280,424.33
6200 Advertising	
6210 Paid Social	610,305.40
6220 Paid Search	175,603.58
6230 Amazon Ads	281,535.72
6240 Other Advertising	47,759.35
Total 6200 Advertising	**1,115,204.05**
6300 Content & Branding	28,818.80
6400 Marketing Services	337,185.40
6500 Sales Expenses	22,500.00
6600 Other Prof Services	53,894.65
6800 Product R&D	25,007.57
6900 Software	41,265.62
7000 Personnel	367,547.11
7100 General & Admin	
7200 Rent & Lease	6,816.75
7300 Insurance	19,580.67
7400 Legal & Accounting	24,084.00
7500 Office Supplies	73.24
7600 Company Meals	892.30
7700 Travel Expenses	4,372.64
7800 Taxes & Licenses	2,910.57

Drink Monday Inc.

Profit and Loss
January - December 2022

	TOTAL
7900 Misc G&A	1,423.26
Total 7100 General & Admin	**60,153.43**
Total Expenses	**$2,332,000.96**
NET OPERATING INCOME	**$ -851,084.39**
Other Expenses	
8300 Interest Expense	69,339.68
8400 Share-based compensation	8,334.98
Total Other Expenses	**$77,674.66**
NET OTHER INCOME	**$ -77,674.66**
NET INCOME	**$ -928,759.05**

Drink Monday Inc.

Profit and Loss
January - December 2023

	TOTAL
Income	
4100 Sales - Shopify	1,363,973.00
4200 Sales - Amazon	1,063,533.05
4300 Sales - Wholesale	751,396.56
4400 Discounts	-66,114.16
4600 Refunds	-11,953.94
4700 Shipping Income	12,560.03
4800 Sales - Misc	-21,822.83
Sales of Product Income	0.00
Total Income	**$3,091,571.71**
Cost of Goods Sold	
5100 Product Costs	-22,842.08
5110 Product Purchases	128,641.94
5120 Inventory Depletion	1,048,994.88
Total 5100 Product Costs	**1,154,794.74**
5200 Kitting & Fulfillment	742,206.36
5300 Freight Costs	53,018.18
5400 Storage Costs	58,425.64
5500 Inventory Adjustment	-15,540.15
Total Cost of Goods Sold	**$1,992,904.77**
GROSS PROFIT	**$1,098,666.94**
Expenses	
6100 Selling Expenses	351,648.79
6200 Advertising	
6210 Paid Social	189,649.85
6220 Paid Search	148,618.73
6230 Amazon Ads	139,567.71
6240 Other Advertising	34,766.63
Total 6200 Advertising	**512,602.92**
6300 Content & Branding	14,170.86
6400 Marketing Services	253,433.41
6450 Samples	8,422.42
6500 Sales Expenses	11,300.00
6600 Other Prof Services	11,908.50
6800 Product R&D	21,450.00
6900 Software	43,378.55
7000 Personnel	414,065.25
7100 General & Admin	
7200 Rent & Lease	11,318.95
7300 Insurance	24,316.23
7400 Legal & Accounting	21,657.00
7500 Office Supplies	179.62

Drink Monday Inc.

Profit and Loss
January - December 2023

	TOTAL
7600 Company Meals	2,353.99
7700 Travel Expenses	3,209.19
7800 Taxes & Licenses	26.75
7900 Misc G&A	1,229.50
Total 7100 General & Admin	**64,291.23**
Bank Charges	40.00
QuickBooks Payments Fees	5.04
Total Expenses	**$1,706,716.97**
NET OPERATING INCOME	**$ -608,050.03**
Other Expenses	
8300 Interest Expense	141,598.90
8500 Fundraising Expenses	23,066.97
Total Other Expenses	**$164,665.87**
NET OTHER INCOME	**$ -164,665.87**
NET INCOME	**$ -772,715.90**

Drink Monday Inc.

Statement of Cash Flows
January 2022 - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,701,474.95
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable (A/R)	14,792.76
1300 Inventory	449,317.49
1320 Inventory Deposits	32,358.00
1330 Inventory in Transit	139,203.87
1400 Prepaid Expenses	-2,612.47
1420 Other Assets	863.30
1430 Shopify Balance	-6,743.44
1440 Amazon Balance	-6,346.26
1450 Faire Balance	-3,176.70
1460 Park Street Balance	-30,342.48
1465 Walmart Balance	0.00
1480 Unamortized Loan Fee	-12,718.75
2100 Accounts Payable (A/P)	42,104.68
2230 Credit Cards:Brex Credit Card	-6,618.62
2250 Accrued Expenses	-127,337.14
2620 Debt - Short Term (deleted):Loan Payable - Wayflyer Financial LLC (deleted)	-311,878.64
Deferred Revenue	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**170,865.60**
Net cash provided by operating activities	**$ -1,530,609.35**
INVESTING ACTIVITIES	
1490 Research and Development	-30,940.00
Net cash provided by investing activities	**$ -30,940.00**
FINANCING ACTIVITIES	
2710 Debt - Long Term:Long Term Debt	834,797.76
3000 Crowdfunding	338,789.29
3030 SAFE Investments	-2,091,423.59
3040 APIC - Stock Options	8,335.31
3050 Preferred Stock	2,527,741.26
Net cash provided by financing activities	**$1,618,240.03**
NET CASH INCREASE FOR PERIOD	**$56,690.68**
Cash at beginning of period	480,429.62
CASH AT END OF PERIOD	**$537,120.30**

Drink Monday Inc. Summary Capitalization Table

Generated by Chris Boyd (chris@drinkmonday.co), data to 03-20-2024

Pulley

	Authorized	Issued and Outstanding	Available Shares	Capital Contribution	Issued and Outstanding % Ownership	Stock Options	Fully Diluted	Fully Diluted % Ownership
Stock								
Common Stock classes								
Common	13,871,860.	8,500,000.	5,371,860.	$ 85.00	75.20%	2,568,450.	11,068,450	79.79%
Preferred Stock classes								
Seed Preferred	1,535,963.	1,535,963.	0.	$ 436,316.59	13.59%		1,535,963	11.07%
Shadow Preferred	1,267,447.	1,267,447.	0.	$ -	11.21%		1,267,447	9.14%
Subtotal - Preferred	2,803,410	2,803,410		$ 436,316.59	24.80%		2,803,410	20.21%
Total Stock	**16,675,270**	**11,303,410**		**$ 436,401.59**	**100.00%**	**2,568,450**	**13,871,860**	**100.00%**
SAFEs and Convertibles								
Outstanding				$ 916,422.83				
Converted (Conversion)				$ 1,175,000.00				
Total SAFEs and Convertibles				**$ 2,091,422.83**				
2021 Stock Option Plan								
Plan Size	2,568,450.		18.52%					
Stock Options								
Options Exercised		0.	0.00%					
Options Outstanding		2,184,661.	15.75%					
Restricted Stock								
Restricted Stock Awards Outstanding		0.	0.00%					
Restricted Stock Units Outstanding		0.	0.00%					
Shares Available		383,789.	2.77%					
Total Fully Diluted Shares		**13,871,860**						

* Outstanding restricted stock is reflected in common stock outstanding (cell G7), but not double counted for fully diluted calculations

Drink Monday Inc. Summary Capitalization Table

Pulley

Generated by Chris Boyd (chris@drinkmonday.co), data to 03-20-2024

Stakeholder	Stakeholder Type	Common	Seed Preferred	Shadow Preferred	Issued and Outstanding	Stock Options	Fully Diluted	Issued and Outstanding % Ownership	Fully Diluted % Ownership
ALE Holdings, LLC	Other	200,000.	0.	0.	200,000	0.	200,000	1.77%	1.44%
Alissa Baldwin	Ex-Employee	0.	0.	0.		2,500.	2,500	0.00%	0.02%
Anthony Domenici	Ex-Employee	0.	0.	0.		6,249.	6,249	0.00%	0.05%
Ben Acott	Ex-Employee	2,800,000.	0.	0.	2,800,000	39,583.	2,839,583	24.77%	20.47%
Brad Seipp	Advisor	833,000.	0.	0.	833,000	0.	833,000	7.37%	6.00%
CJ Forse	Ex-Employee	0.	0.	0.		11,666.	11,666	0.00%	0.08%
Chris Boyd	Founder	1,900,000.	0.	0.	1,900,000	200,000.	2,100,000	16.81%	15.14%
Garrett Potter	Consultant	0.	157,034.	0.	157,034	676,678.	833,712	1.39%	6.01%
James Bowers	Ex-Employee	0.	0.	0.		6,249.	6,249	0.00%	0.05%
Jane Allen	Ex-Employee	0.	0.	0.		22,916.	22,916	0.00%	0.17%
Jason Richey	Ex-Employee	0.	0.	0.		41,530.	41,530	0.00%	0.30%
Jomaree Pinkard	Investor	0.	52,345.	0.	52,345	0.	52,345	0.46%	0.38%
Kayla Lyons	Ex-Employee	0.	0.	0.		127,152.	127,152	0.00%	0.92%
Ken Young	Ex-Employee	0.	0.	0.		549,066.	549,066	0.00%	3.96%
Leanna Flaig	Ex-Employee	0.	0.	0.		1,666.	1,666	0.00%	0.01%
Marc Rodriguez	Investor	0.	52,345.	0.	52,345	0.	52,345	0.46%	0.38%
Marcelo Kertesz	Advisor	1,334,000.	0.	0.	1,334,000	70,000.	1,404,000	11.80%	10.12%
Mark Lathrum	Ex-Employee	0.	0.	0.		19,199.	19,199	0.00%	0.14%
Meagan Sharp	Ex-Employee	0.	0.	0.		25,624.	25,624	0.00%	0.18%
Michael Marckx	Advisor	0.	0.	0.		50,000.	50,000	0.00%	0.36%
New Direction Trust Coı	Investor	0.	255,845.	0.	255,845	0.	255,845	2.26%	1.84%
Republic Reg CF Holder:	Investor	0.	0.	1,267,447.	1,267,447	0.	1,267,447	11.21%	9.14%
Ricardo Camargo	Advisor	0.	0.	0.		50,000.	50,000	0.00%	0.36%
Rob Rubens	Investor	400,000.	104,690.	0.	504,690	100,000.	604,690	4.46%	4.36%
Ryan Mulvany	Ex-Employee	833,000.	0.	0.	833,000	14,583.	847,583	7.37%	6.11%
SI Securities, LLC	Investor	0.	6,396.	0.	6,396	0.	6,396	0.06%	0.05%
Sean Patrick	Advisor	100,000.	0.	0.	100,000	0.	100,000	0.88%	0.72%
Stevie Naumann	Employee	0.	0.	0.		70,000.	70,000	0.00%	0.50%
Taylor Foxman	Advisor	0.	0.	0.		50,000.	50,000	0.00%	0.36%
The David I. Stirling Rev	Investor	0.	907,308.	0.	907,308	0.	907,308	8.03%	6.54%
Tonya Wearner	Advisor	100,000.	0.	0.	100,000	50,000.	150,000	0.88%	1.08%
2021 Stock Option Plan Available							383,789.		2.77%
Total		**8,500,000**	**1,535,963**	**1,267,447**	**11,303,410**	**2,184,661**	**13,871,860**	**100.00%**	**100.00%**

Common (CS) Ledger

Pulley

Generated by Chris Boyd (chris@drinkmonday.co), data to 03-20-2024

Certificate ID	Stakeholder Name	Issue Date	Shares Issued	Shares Outstanding	Ownership Percentage	Price Per Share	Vesting Start Date	Vesting Schedule	Shares Vested	Shares Unvested	Capital Contribution
CS-1	Chris Boyd	2019-06-07	1,000,000.	1,000,000.	11.76%	$ 0.0001		Fully vested	1,000,000.	0.	$ 10.00
CS-2	Chris Boyd	2019-10-23	900,000.	900,000.	10.59%	$ 0.0001		Fully vested	900,000.	0.	$ 9.00
CS-3	Ben Acott	2019-10-23	3,000,000.	0.	0.00%	$ 0.0001		Fully vested	0.	0.	$ 30.00
CS-4	Brad Seipp	2019-10-23	833,000.	833,000.	9.80%	$ 0.0001		Fully vested	833,000.	0.	$ 8.33
CS-5	Ryan Mulvany	2019-10-23	833,000.	833,000.	9.80%	$ 0.0001		Fully vested	833,000.	0.	$ 8.33
CS-6	Marcelo Kertesz	2019-10-23	1,334,000.	1,334,000.	15.69%	$ 0.0001		Fully vested	1,334,000.	0.	$ 13.34
CS-7	Tonya Wearner	2019-10-23	100,000.	100,000.	1.18%	$ 0.0001		Fully vested	100,000.	0.	$ 1.00
CS-8	Rob Rubens	2019-10-23	400,000.	400,000.	4.71%	$ 0.0001		Fully vested	400,000.	0.	$ 4.00
CS-9	Sean Patrick	2019-10-23	100,000.	100,000.	1.18%	$ 0.0001		Fully vested	100,000.	0.	$ 1.00
CS-10	Avrum Elmakis	2021-05-29	200,000.	0.	0.00%	$ 0.81		Fully vested	0.	0.	$ -
CS-11	Ben Acott	2021-05-29	2,800,000.	2,800,000.	32.94%	$ 0.0001		Fully vested	2,800,000.	0.	$ -
CS-12	ALE Holdings, LLC	2022-10-12	200,000.	200,000.	2.35%	$ 0.81		Fully vested	200,000.	0.	$ -
Total				**8,500,000**							**$ 85.00**

Certificate ID	Debt Cancelled	Value of IP Contribution	Shares Repurchased	Repurchase Date	Amount Paid for Repurchase	Shares Transferred	Transfer Date	Transferred To	Amount Paid for Transfer	Transfer Reason	Shares Cancelled	Cancellation Date	Cancellation Reason
CS-1	0.	0.	0.		$ -				$ -		0.		
CS-2	0.	0.	0.		$ -				$ -		0.		
CS-3	0.	0.	0.		$ -	3,000,000	2021-05-29	CS-11, CS-10	$ -		3,000,000.	2021-05-29	Transfer
CS-4	0.	0.	0.		$ -				$ -		0.		
CS-5	0.	0.	0.		$ -				$ -		0.		
CS-6	0.	0.	0.		$ -				$ -		0.		
CS-7	0.	0.	0.		$ -				$ -		0.		
CS-8	0.	0.	0.		$ -				$ -		0.		
CS-9	0.	0.	0.		$ -				$ -		0.		
CS-10	0.	0.	0.		$ -	200,000	2022-10-12	CS-12	$ -	Secondary Sale	200,000.	2022-10-12	Transfer
CS-11	0.	0.	0.		$ -				$ 280.00		0.		
CS-12	0.	0.	0.		$ -				$ 162,000.00	Transfer To Affilia	0.		

Certificate ID	Converted From	Conversion Date	Source	Federal Exemption	State Exemption	Domicile - State of Residence	Rule 144 Date	Board Approval Date	Equity Plan Name	Acceleration	Acceleration Provisions	Documents	Comments
CS-1						CA							
CS-2						CA							
CS-3						CA							
CS-4						CA							
CS-5						CA							
CS-6						CA							
CS-7						CA							
CS-8						CA							
CS-9						CA							
CS-10			Transferred from CS-3			CO							
CS-11			Transferred from CS-3			CA	0001-01-01						
CS-12			Transferred from CS-10			CO							

Seed Preferred (PS) Ledger

Generated by Chris Boyd (chris@drinkmonday.co), data to 03-20-2024

Certificate ID	Stakeholder Name	Issue Date	Shares Issued	Shares Outstanding	Ownership Percentage	Price Per Share	Vesting Start Date	Vesting Schedule	Shares Vested	Shares Unvested	Capital Contribution	Debt Cancelled	Value of IP Contribution	Shares Repurchased	Repurchase Date	Amount Paid for Repurchase	Shares Transferred	Transfer Date	Transferred To	Amount Paid for Transfer	Transfer Reason	Shares Cancelled	Cancellation Date	Cancellation Reason	Converted From	Conversion Date	Source	Federal Exemption	State Exemption	Domicile - State of Residence	Rule 164 Date	Board Approval Date	Equity Plan Name	Acceleration	Acceleration Provisions	Documents	Comments
PS-1	New Direction Tr	2022-07-18	255,845.	255,845.	16.66%	$ 1.6638		Fully vested	255,845.	0.	$ 425,674.92	0.	0.	0.		$ -				$ -		0.								CO	2022-07-18					
PS-2	SI Securities, LLC	2022-07-18	6,396.	6,396.	0.42%	$ 1.6638		Fully vested	6,396.	0.	$ 10,641.67	0.	0.	0.		$ -				$ -		0.								NY	2022-07-18					
PS-3	Rob Rubens	2022-07-18	52,345.	52,345.	3.41%	$ 1.6638		Fully vested	52,345.	0.	$ -	25,000.	0.	0.		$ -				$ -		0.			SAFE-1	2022-07-18				CA						
PS-4	Marc Rodriguez	2022-07-18	52,345.	52,345.	3.41%	$ 1.6638		Fully vested	52,345.	0.	$ -	25,000.	0.	0.		$ -				$ -		0.			SAFE-2	2022-07-18				CA						
PS-5	Garrett Potter	2022-07-18	157,034.	157,034.	10.22%	$ 1.6638		Fully vested	157,034.	0.	$ -	0.	0.	0.		$ -				$ -		0.								CA						
PS-6	Jomaree Pinkard	2022-07-18	52,345.	52,345.	3.41%	$ 1.6638		Fully vested	52,345.	0.	$ -	25,000.	0.	0.		$ -				$ -		0.			SAFE-4	2022-07-18				NY						
PS-7	Rob Rubens	2022-07-18	52,345.	52,345.	3.41%	$ 1.6638		Fully vested	52,345.	0.	$ -	25,000.	0.	0.		$ -				$ -		0.			SAFE-5	2022-07-18				CA						
PS-8	The David J. Stirlir	2022-07-18	907,308.	907,308.	59.07%	$ 1.6638		Fully vested	907,308.	0.	$ -	1,000,000.	0.	0.		$ -				$ -		0.			SAFE-6	2022-07-18				NJ						
Total				**1,535,963**							**$ 436,316.59**																										

Shadow Preferred (PSH) Ledger
Generated by Chris Boyd (chris@drinkmonday.co), data to 03-20-2024

Certificate ID	Stakeholder Name	Issue Date	Shares Issued	Shares Outstanding	Ownership Percentage	Price Per Share	Vesting Start Date	Vesting Schedule	Shares Vested	Shares Unvested	Capital Contribution	Debt Cancelled	Value of IP Contribution	Shares Repurchased	Repurchase Date	Amount Paid for Repurchase	Shares Transferred	Transfer Date	Transferred To	Amount Paid for Transfer	Transfer Reason	Shares Cancelled	Cancellation Date	Cancellation Reason	Converted From	Conversion Date	Source	Federal Exemption	State Exemption	Domicile - State of Residence	Rule 144 Date	Board Approval Date	Equity Plan Name	Acceleration	Acceleration Provisions	Documents	Comments
PSH-1	Republic Reg CF F	2022-07-18	1,267,447.	1,267,447.	100.00%	$ 1.6638		Fully vested	1,267,447.	0.	$ -	0.	0.	0.		$ -				$ -		0.									2022-07-18					
Total				1,267,447							$ -																										

Pulley

2021 Stock Option Plan

Generated by Chris Boyd (chris@drinkmonday.co), data to 03-20-2024

Certificate ID	Stakeholder Name	Grant Date	Expiration Date	Equity Plan	Grant Type	Exercise Price	Granted	Outstanding	Vested	Vested Outstanding	Unvested
OPT-1	Rob Rubens	2021-06-11	2031-05-01	2021 Stock Optio	NSO	$ 0.09	100,000.	100,000.	100,000.	100,000.	0.
OPT-2	Garrett Potter	2021-06-11	2031-05-01	2021 Stock Optio	NSO	$ 0.09	592,000.	592,000.	592,000.	592,000.	0.
OPT-3	Chris Boyd	2021-06-11	2031-05-01	2021 Stock Optio	NSO	$ 0.09	150,000.	150,000.	106,250.	106,250.	43,750.
OPT-4	Stevie Naumann	2021-06-11	2031-05-01	2021 Stock Optio	ISO	$ 0.09	45,000.	45,000.	31,875.	31,875.	13,125.
OPT-5	Ben Acott	2021-06-11	2031-05-01	2021 Stock Optio	NSO	$ 0.09	100,000.	39,583.	39,583.	39,583.	0.
OPT-6	Marcelo Kertesz	2021-10-07	2031-09-30	2021 Stock Optio	NSO	$ 0.09	50,000.	50,000.	30,208.	30,208.	19,792.
OPT-7	Ryan Mulvany	2021-10-07	2031-09-30	2021 Stock Optio	NSO	$ 0.09	50,000.	14,583.	14,583.	14,583.	0.
OPT-8	Tonya Wearner	2021-10-07	2031-09-30	2021 Stock Optio	NSO	$ 0.09	50,000.	50,000.	30,208.	30,208.	19,792.
OPT-9	Meagan Sharp	2021-10-07	2031-09-30	2021 Stock Optio	ISO	$ 0.09	5,000.	2,708.	2,708.	2,708.	0.
OPT-10	Mark Lathrum	2022-03-21	2032-03-20	2021 Stock Optio	NSO	$ 0.09	14,400.	14,400.	14,400.	14,400.	0.
OPT-11	Jason Richey	2022-04-01	2032-03-31	2021 Stock Optio	NSO	$ 0.09	24,864.	24,864.	24,864.	24,864.	0.
OPT-12	Ken Young	2022-11-28	2032-11-27	2021 Stock Optio	NSO	$ 0.38	693,558.	549,066.	433,473.	433,473.	115,593.
OPT-13	Garrett Potter	2023-01-26	2033-01-25	2021 Stock Optio	NSO	$ 0.38	34,678.	34,678.	34,678.	34,678.	0.
OPT-14	Kayla Lyons	2023-01-26	2033-01-25	2021 Stock Optio	ISO	$ 0.38	277,423.	127,152.	127,152.	127,152.	0.
OPT-15	Jane Allen	2023-01-26	2033-01-25	2021 Stock Optio	ISO	$ 0.38	25,000.	22,916.	22,916.	22,916.	0.
OPT-16	Stevie Naumann	2023-01-26	2033-01-25	2021 Stock Optio	ISO	$ 0.38	25,000.	25,000.	25,000.	25,000.	0.
OPT-17	Meagan Sharp	2023-01-26	2033-01-25	2021 Stock Optio	ISO	$ 0.38	25,000.	22,916.	22,916.	22,916.	0.
OPT-18	Ricardo Camargo	2023-01-26	2033-01-25	2021 Stock Optio	NSO	$ 0.38	50,000.	50,000.	50,000.	50,000.	0.
OPT-19	Taylor Foxman	2023-01-26	2033-01-25	2021 Stock Optio	NSO	$ 0.38	50,000.	50,000.	50,000.	50,000.	0.
OPT-20	Michael Marckx	2023-01-26	2033-01-25	2021 Stock Optio	NSO	$ 0.38	50,000.	50,000.	50,000.	50,000.	0.
OPT-21	Garrett Potter	2023-03-01	2033-02-28	2021 Stock Optio	NSO	$ 0.38	50,000.	50,000.	45,833.	45,833.	4,167.
OPT-22	Mark Lathrum	2023-06-02	2033-06-01	2021 Stock Option Plan		$ 0.38	14,400.	4,799.	4,799.	4,799.	0.
OPT-23	James Bowers	2023-06-02	2033-06-01	2021 Stock Option Plan		$ 0.38	15,000.	6,249.	6,249.	6,249.	0.
OPT-24	Marcelo Kertesz	2023-06-02	2033-06-01	2021 Stock Option Plan		$ 0.38	20,000.	20,000.	14,999.	14,999.	5,001.
OPT-25	CJ Forse	2023-06-02	2033-06-01	2021 Stock Option Plan		$ 0.38	20,000.	11,666.	11,666.	11,666.	0.
OPT-26	Jason Richey	2023-06-02	2033-06-01	2021 Stock Option Plan		$ 0.38	25,000.	16,666.	14,583.	14,583.	2,083.
OPT-27	Anthony Domenic	2023-06-02	2033-06-01	2021 Stock Option Plan		$ 0.38	25,000.	6,249.	6,249.	6,249.	0.
OPT-28	Chris Boyd	2023-06-02	2033-06-01	2021 Stock Option Plan		$ 0.38	50,000.	50,000.	37,499.	37,499.	12,501.
OPT-29	Leanna Flaig	2023-06-02	2033-06-01	2021 Stock Option Plan		$ 0.38	10,000.	1,666.	1,666.	1,666.	0.
OPT-30	Alissa Baldwin	2023-06-02	2033-06-01	2021 Stock Option Plan		$ 0.38	15,000.	2,500.	2,500.	2,500.	0.
Total							**2,656,323**	**2,184,661**	**1,948,857**	**1,948,857**	**235,804**

Certificate ID	Exercised	Dates of Exercise	Amount Cancelled	Date of Cancellation	Cancellation Reason	Reallocated Cancelled Equity	Termination Date	Domicile - State of Residence	Board Approval Date	Share Class Name	Vesting Schedule	Vesting Start Date
OPT-1	0.		0.			0.		CA	2021-05-20	Common	Fully vested	
OPT-2	0.		0.			0.		CA	2021-05-20	Common	1/24 monthly, no	2021-03-01
OPT-3	0.		0.			0.		CA	2021-05-20	Common	1/48 monthly, no	2021-05-20
OPT-4	0.		0.			0.		CA	2021-05-20	Common	1/48 monthly, no	2021-05-20
OPT-5	0.		60,417.			0.	2021-12-31	CA	2021-05-20	Common	1/48 monthly, no	2021-05-20
OPT-6	0.		0.			0.		CA	2021-10-07	Common	1/48 monthly, no	2021-10-01
OPT-7	0.		35,417.			0.	2022-12-31	CA	2021-10-07	Common	1/48 monthly, no	2021-10-01
OPT-8	0.		0.			0.		CA	2021-10-07	Common	1/48 monthly, no	2021-10-01
OPT-9	0.		2,292.			0.	2023-10-06	CA	2021-10-07	Common	1/48 monthly, no	2021-10-01
OPT-10	0.		0.			0.	2023-10-06	CA		Common	1/12 monthly, no	2022-03-01
OPT-11	0.		0.			0.	2023-10-06	CA		Common	1/12 monthly, no	2022-04-01
OPT-12	0.		144,492.			0.	2023-09-29		2022-11-28	Common	1/24 monthly, no	2022-11-28
OPT-13	0.		0.			0.		CA	2023-01-26	Common	1/2 monthly	2023-01-01
OPT-14	0.		150,271.			0.	2023-05-09		2023-01-26	Common	1/24 monthly, no	2023-01-01
OPT-15	0.		2,084.			0.	2023-10-06		2023-01-26	Common	1/12 monthly, no	2023-01-01
OPT-16	0.		0.			0.		CA	2023-01-26	Common	1/12 monthly, no	2023-01-01
OPT-17	0.		2,084.			0.	2023-10-06	CA	2023-01-26	Common	1/12 monthly, no	2023-01-01
OPT-18	0.		0.			0.		CA	2023-01-26	Common	1/12 monthly, no	2023-01-01
OPT-19	0.		0.			0.		NY	2023-01-26	Common	1/12 monthly, no	2023-01-01
OPT-20	0.		0.			0.		CA	2023-01-26	Common	1/12 monthly, no	2023-01-01
OPT-21	0.		0.			0.		CA	2023-02-23	Common	1/12 monthly, no	2023-03-01
OPT-22	0.		9,601.			0.	2023-10-06	CA	2023-06-02	Common	1/12 monthly, no	2023-05-01
OPT-23	0.		8,751.			0.	2023-09-29		2023-06-02	Common	1/12 monthly, no	2023-03-01
OPT-24	0.		0.			0.		CA	2023-06-02	Common	1/12 monthly, no	2023-05-01
OPT-25	0.		8,334.			0.	2023-09-29		2023-06-02	Common	1/12 monthly, no	2023-05-01
OPT-26	0.		8,334.			0.	2023-10-06	CA	2023-06-02	Common	1/12 monthly, no	2023-05-01
OPT-27	0.		18,751.			0.	2023-09-29	CA	2023-06-02	Common	1/12 monthly, no	2023-05-01
OPT-28	0.		0.			0.		CA	2023-06-02	Common	1/12 monthly, no	2023-05-01
OPT-29	0.		8,334.			0.	2023-10-06	OR	2023-06-02	Common	1/36 monthly, no	2023-06-01
OPT-30	0.		12,500.			0.	2023-10-06	CA	2023-06-02	Common	1/36 monthly, no	2023-06-01

Certificate ID	Early Exercise	Federal Exemption	State Exemption	Acceleration	Acceleration Provisions	Documents	Comments	Transfer Reason	Voluntary Termination	Involuntary Termination	Termination With Cause	Death	Disability	Retirement
OPT-1	Yes	Rule 701		Yes	Single trigger	2021 Option Plan			3 Years	3 Years	0 Day	18 Months	18 Months	3 Years
OPT-2	Yes	Rule 701		Yes	Single trigger	2021 Option Plan			3 Years	3 Years	0 Day	18 Months	18 Months	3 Years
OPT-3	Yes	Rule 701		Yes	Single trigger	2021 Option Plan			3 Years	3 Years	0 Day	18 Months	18 Months	3 Years
OPT-4	Yes	Rule 701		Yes	Single trigger	2021 Option Plan			3 Years	3 Years	0 Day	18 Months	18 Months	3 Years
OPT-5	Yes	Rule 701		Yes	Single trigger	2021 Option Plan			3 Years	3 Years	0 Day	18 Months	18 Months	3 Years
OPT-6	Yes					Option Grant								
OPT-7	Yes					Option Grant								
OPT-8	Yes					Option Grant								
OPT-9	Yes					Option Grant								
OPT-10	No	Rule 701		Yes	Single trigger	2021 Option Plan			3 Years	3 Years	0 Year	18 Months	18 Months	3 Years
OPT-11	No	Rule 701		Yes	Single trigger	2021 Option Plan			3 Years	3 Years	0 Day	18 Months	18 Months	3 Years
OPT-12	No	Rule 701		Yes	Single trigger	2021 Option Plan			3 Years	3 Years		18 Months		3 Years
OPT-13	Yes	Rule 701		Yes	Single trigger	2021 Option Plan								
OPT-14	Yes	Rule 701		Yes	Single trigger	2021 Option Plan								
OPT-15	Yes	Rule 701		Yes	Single trigger	2021 Option Plan								
OPT-16	Yes	Rule 701		Yes	Single trigger	2021 Option Plan								
OPT-17	Yes	Rule 701		Yes	Single trigger	2021 Option Plan								
OPT-18	Yes	Rule 701		Yes	Single trigger	2021 Option Plan								
OPT-19	Yes	Rule 701		Yes	Single trigger	2021 Option Plan								
OPT-20	Yes	Rule 701		Yes	Single trigger	2021 Option Plan								
OPT-21	Yes	Rule 701		Yes	Single trigger	2021 Option Plan								
OPT-22	No	Rule 701		No		2021 Option Plan								
OPT-23	No	Rule 701		No		2021 Option Plan								
OPT-24	No	Rule 701		No		2021 Option Plan								
OPT-25	No	Rule 701		No		2021 Option Plan								
OPT-26	No	Rule 701		No		2021 Option Plan								
OPT-27	No	Rule 701		No		2021 Option Plan								
OPT-28	No	Rule 701		No		2021 Option Plan								
OPT-29	No	Rule 701		No		2021 Option Plan								
OPT-30	No	Rule 701		No		2021 Option Plan								

Summary of 2021 Stock Option Plan

Authorized Shares	2,568,450.
Options Granted	2,656,323.
Options Exercised	0.
RSAs Granted	0.
RSUs Granted	0.
Profit Interests Granted	0.
Repurchased	0.
Cancelled	471,662.
Reallocated Cancelled Equity	0.
Available for Issuance	383,789.

Convertibles **Pulley**

Generated by Chris Boyd (chris@drinkmonday.co), data to 03-20-2024

Convertible ID	Stakeholder	Grant Date	Principal Issued	Principal Outstanding	Interest Rate	Interest	Interest Outstanding	Total	Total Outstanding	Valuation Cap	Conversion Discount	MFN	MFN Date	Converted Date	Converted To	Maturity Date	Cancellation Date	Cancellation Reason	Federal Exemption	State Exemption	Domicile - State of Residence	Status	Conversion Type	Documents	Comments
SAFE-1	Rob Rubens	2020-12-28	$ 25,000.00	$ -	0.00%	$ -	$ -	$ 25,000.00	$ -	$ 6,500,000.00	0.00%	No		2022-07-18	PS-3		2022-07-18	Conversion			CA	Converted			
SAFE-2	Marc Rodriguez	2021-02-02	$ 25,000.00	$ -	0.00%	$ -	$ -	$ 25,000.00	$ -	$ 6,500,000.00	0.00%	No		2022-07-18	PS-4		2022-07-18	Conversion			CA	Converted	Post-Money		
SAFE-3	Garrett Potter	2021-02-26	$ 75,000.00	$ -	0.00%	$ -	$ -	$ 75,000.00	$ -	$ 6,500,000.00	0.00%	No		2022-07-18			2022-07-18	Conversion			CA	Converted			
SAFE-4	Jomaree Pinkard	2021-03-11	$ 25,000.00	$ -	0.00%	$ -	$ -	$ 25,000.00	$ -	$ 6,500,000.00	0.00%	No		2022-07-18	PS-6		2022-07-18	Conversion			NY	Converted	Post-Money		
SAFE-5	Rob Rubens	2021-03-22	$ 25,000.00	$ -	0.00%	$ -	$ -	$ 25,000.00	$ -	$ 6,500,000.00	0.00%	No		2022-07-18	PS-7		2022-07-18	Conversion			CA	Converted			
SAFE-6	The David I. Stirlir	2021-08-20	$ 1,000,000.00	$ -	0.00%	$ -	$ -	$ 1,000,000.00	$ -	$ 15,000,000.00	0.00%	No		2022-07-18	PS-8		2022-07-18	Conversion			NJ	Converted	Post-Money		
SAFE-7	Republic Reg CF I	2021-04-16	$ 916,422.83	$ 916,422.83	0.00%	$ -	$ -	$ 916,422.83	$ 916,422.83	$ 7,000,000.00	0.00%	No										Outstanding	Post-Money		

Voting Ownership

Generated by Chris Boyd (chris@drinkmonday.co), data to 03-20-2024

Pulley

Stakeholder Name	Votes	Voting Ownership Percentage
ALE Holdings, LLC	200,000.	1.99%
Ben Acott	2,800,000.	27.90%
Brad Seipp	833,000.	8.30%
Chris Boyd	1,900,000.	18.93%
Garrett Potter	157,034.	1.56%
Jomaree Pinkard	52,345.	0.52%
Marc Rodriguez	52,345.	0.52%
Marcelo Kertesz	1,334,000.	13.29%
New Direction Trust Company FBO \	255,845.	2.55%
Rob Rubens	504,690.	5.03%
Ryan Mulvany	833,000.	8.30%
SI Securities, LLC	6,396.	0.06%
Sean Patrick	100,000.	1.00%
The David I. Stirling Revocable Trust	907,308.	9.04%
Tonya Wearner	100,000.	1.00%
Totals	**10,035,963**	**100.00%**

I, Chris Boyd, the CEO of Drink Monday Inc, hereby certify that the financial statements of Drink Monday Inc. and notes thereto for the periods ending 2022 - 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Drink Monday Inc has not yet filed its federal tax return for 2023."

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of the April 1, 2024



CEO

April 1, 2024

CERTIFICATION

I, Christopher L. Boyd, Principal Executive Officer of Drink Monday Inc., hereby certify that the financial statements of Drink Monday Inc. included in this Report are true and complete in all material respects.

Christopher L. Boyd

CEO